EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for each of the periods indicated. All dollar amounts are reported in thousands.

	Successor				Predecessor
	Constellation Energy Partners LLC				Everlast Energy LLC
	2008	2007	2006	For the period from February 7, 2005 (inception) to December 31, 2005	For the period from January 1, 2005 (inception) to June 12, 2005	2004
Net Income (loss)(1)	$7,652	$14,241	$15,989	$11,941	$(10,636)	$2,099
Fixed Charges:
Total Fixed Charges(2)	12,256	6,930	221	3	2,437	3,028

Total	12,256	6,930	221	3	2,437	3,028

Earnings (loss)(3)	$19,908	$21,171	$16,210	$11,944	$(8,199)	$5,127

Ratio of earnings (loss) to fixed charges	1.62	3.05	73.35	3,981.33	(3.36)	1.69

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations.
(2)	Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and an estimate of the interest within rent expense.
(3)	Earnings are deemed to consist of income from continuing operations and fixed charges.